Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-221878-02
Pricing Term Sheet
January 15, 2019
AMERICAN HOMES 4 RENT, L.P.
Pricing Term Sheet

Issuer:	American Homes 4 Rent, L.P.

Ratings*:	Moody’s/S&P (Baa3/BBB-)

Trade Date:	January 15, 2019

Settlement Date**:	January 23, 2019 (T+5)

Size:	$400,000,000

Maturity Date:	February 15, 2029

Coupon:	4.900%

Benchmark Treasury:	3.125% due November 15, 2028

Benchmark Treasury Price:	103-16+

Benchmark Treasury Yield:	2.715%

Spread to Benchmark Treasury:	T+225 basis points

Yield to Maturity:	4.965%

Price:	99.486% of face amount

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2019

Redemption Provisions:
The redemption price for notes that are redeemed prior to November 15, 2028 (3 months prior to the stated maturity date of the notes) will be equal to the sum of: (1) 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date; and (2) a make-whole amount based on a reinvestment rate equal to 35 basis points plus the weekly yield for the most recent week set forth in the most recent statistical release for the constant maturity U.S. Treasury security (rounded to the nearest month) corresponding to the remaining life to maturity (assuming that the notes mature on November 15, 2028), as of the payment date of the principal being redeemed.

The redemption price for notes that are redeemed on or after November 15, 2028 will be equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC BBVA Securities, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:	B. Riley FBR, Inc. Goldman Sachs & Co. LLC PNC Capital Markets LLC Samuel A. Ramirez & Company, Inc. RBC Capital Markets, LLC UBS Securities LLC U.S. Bancorp Investments, Inc.

CUSIP:	02666T AB3

ISIN:	US02666TAB35

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
** The issuer expects that delivery of the notes will be made to investors on or about January 23, 2019, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free 1-866-718-1649.